VANTONE INTERNATIONAL GROUP, INC.
No. 195 Zhongshan Road, Heping District
Shenyang, Liaoning Province
P.R. China

May 25, 2010

Via EDGAR
John Reynolds
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Vantone International Group, Inc. (f/k/a Senior Optician Service, Inc.)
Form 10-K
Filed July 15, 2009
File No. 000-28683

Dear Mr. Reynolds:

I am writing in response to your letter to the undersigned dated March 19, 2010.  The Staff’s comments are set forth and indented, each followed by our response.

General

1.
We note the company entered into a share exchange agreement dated May 14, 2009 whereby the company purchased 100% of the shares of Vantone International Group, Inc.  Prior to this, as disclosed in its Form 8-K filed May 15, 2009, the company was a shell company.  The company’s 10-K for the year ended March 31, 2009 does not reference this transaction.  Item 101(h) of Regulation S-K requires you to address the development of your business for the last three years which would include the acquisition of the capital stock of Vantone International Group, Inc.  Revise to provide the information required by Item 101(h) of Regulation S-K.  Additionally, prior to the acquisition the company was a shell company.  Revise to indicate on the cover of the Form 10-K that the registrant is a shell company as of March 31, 2009.

Response to Comment 1

When the Staff has completed its review of our responses to its comments, we will file an amendment to our 2009 Form 10-K.  At the beginning of Item 1 of the amended 10-K, we will include the following disclosure:

Reverse Merger

Senior Optician Service, Inc. (the “Company”) was organized in Minnesota in 1966, then reorganized as a Nevada corporation in 2007.  The Company did not have any significant business operations between 1973 and May 14, 2009.  During that period, the Company was a shell company until it acquired all of the outstanding capital stock of Vantone International Group Inc., (“Vantone International”) on May 14, 2009.

During the period when the Company was a shell company, management explored a number of business opportunities.  Most of these opportunities involved the use of the Company as a shell in a reverse merger transaction, in which an operating company would be acquired by Senior Optician Service in exchange for a majority of its capital stock.  The acquisition of Vantone International on May 14, 2009 was such a reverse merger.  In exchange for the capital stock of Vantone International, Senior Optician Service issued 23,947,000 shares of its common stock, representing 80.1% of the outstanding shares.

In addition, in Note 1 to the financial statements we will include the following disclosure:

Senior Optician Service, Inc. (Company) was initially incorporated on April 20, 1966 under the laws of the State of Minnesota as Polar Homes, Inc. The Company changed its corporate name to Polar Campers, Inc. in 1968. The Company was originally formed to "build, manufacture, sell, lease, own, buy and otherwise deal with in mobile homes, campers, trailers and any other equipment which from time to time be decided upon; to own and otherwise deal with in real estate, and to do all things necessary and proper to accomplish said purposes." The Company ceased all business operations during 1973 and disposed of all assets and liabilities.

In August 1991, in anticipation of a business combination with another entity, the Company changed its corporate name to Access Plus, Inc. This business combination was unsuccessful and was abandoned in January 1992 due to lack of regulatory approval. Concurrent with the abandonment of that proposed business combination, the Company changed its corporate name to Environmental Protection Corporation.

On August 15, 2000, the Company changed its corporate name to Senior Optician Service, Inc. Senior Optician Service, Inc. intended to enter the specialty eyewear products business and to focus its efforts on specialty eyewear sales and services for senior citizens who are either home or facility bound. Effective March 31, 2003, this business plan was suspended by management.

On August 31, 2007, the Company changed its corporate domicile from the State of Minnesota to the State of Nevada. The capital structure of the Company remained unchanged. The change of domicile was implemented by the formation of a new Nevada corporation named Senior Optician Service, Inc. which was formed on June 25, 2007. The Minnesota Senior Optician Service, Inc. was merged into and with the Nevada Senior Optician Service, Inc. corporation. The Minnesota corporation disappeared August 31, 2007 following the completion of the merger.

On April 7, 2008 Honggang Yu purchased 5,175,000 shares of the Company’s common stock, representing 86.9% of the outstanding shares.   The shares were purchased from Gregory M. Wilson and Kaniksu Financial Service, Inc.

In addition, on the cover page of the amended 10-K, we will include the following annotation under the inquiry as to whether the registrant is a shell company:

(As of March 31, 2009, the registrant was a shell company.)

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

2.
Please expand your discussion to describe the reasons for those amounts that experienced significant changes between periods.  In this regard, discuss and analyze the increase in accounts receivable from $294 at March 31, 2008 to $886,539 at March 31, 2009, the decrease in product revenues from $8,349,393 in fiscal 2008 to $2,562,010in fiscal 2009, and the reasons why the receivables increased while the revenues decreased.

Response to Comment 2

The two reasons for the decrease in product revenues from fiscal 2008 to fiscal 2009 are set forth in the second and third paragraphs of “Results of Operations” on page 14 of the 2009 10-K.  When the Staff has completed its review of our responses to its comments, we will file an amendment to our 2009 Form 10-K.  In the amended 10-K we will eliminate the second and third paragraphs under “Liquidity and Capital Resources” on page 16 and replace them with the following disclosure:

Although our revenues dropped during the fiscal year ended March 31, 2009, we still ended the year with $1,441,411 cash. Our working capital at March 31, 2009 totaled $4,967,565, a decrease of $20,295 from our $4,947,270 in working capital as of March 31, 2008. Several of the other components of our working capital changed significantly, however, to whit:

•
Accounts receivable.  At March 31, 2009 we had $886,539 in accounts receivable; at March 31, 2008 we had only $294 in accounts receivable.  The difference arose from the change in our marketing program.  When we sold exclusively through franchisees, we delivered goods to them on a c.o.d. or prepayment basis.  As we have been replacing the franchisees with sales agents, we have offered credit terms to some of the agents as they initiated their involvement in our marketing efforts.

•
Inventories.  Our inventories increased from $100,563 at March 31, 2008 to $405,030 at March 31, 2009.  The primary reason for the increase was the initiation in February 2009 of our involvement in the sale of consumer electronics and home appliances.  To prepare for entry into that market, we acquired an inventory of those products.

•
Loans to shareholders/officers.  The balance of these loans decreased from $1,587,285 at March 31, 2008 to $371,354 at March 31, 2009.  The reduction occurred pursuant to our policy of eliminating the loans as our creditors become able to repay them.

•
Loans to related parties.  The balance of these loans decreased from $913,933 at March 31, 2008 to $148,092 at March 31, 2009.  This reduction likewise followed the decision of management to gradually eliminate these loans.

•
Prepayments and other current assets.  Included in our March 31, 2009 working capital was $1,785,393 recorded as prepayments and other current assets, an increase of $968,208 from the balance at March 31, 2008.  Most of this sum represents advances that we make to our suppliers for the purchase of the goods we distribute through our sales network.  It is common practice in China to secure a favorable relationship with suppliers by advancing payment for goods to be delivered at a later time.  This balance increased during fiscal 2009 primarily due to the decline in our sales volume, which prevented us from amortizing the prepayments through sales.

Report of Independent Registered Public Accounting Firm, page F-2

3.
We note that your auditors are located in New Jersey.  It appears that a significant portion of your assets, liabilities, revenues and expenses relate to operations located in the People’s Republic of China (PRC).  Please tell us how the audit of operations in PRC, including the associated assets and liabilities, was conducted.  Your response should include a discussion of the following:

•
Whether another auditor was involved in the audit of the Chinese operations.  If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB).  Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor’s knowledge of US GAAP and PCAOB Standards; and

•	Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within PRC.

Response to Comment 3

Our auditor, MS Group CPA LLC, has a branch office in Xian, Shaanxi, in the P.R. China.  All of the personnel involved in the audit are employees of our auditor, including personnel from the auditor’s U.S. office and personnel from the auditor’s China office.  There is no other audit firm involved in our company’s audit.

Our auditor’s staff, whether primarily located in the US or China, have been trained in both US GAAP and PCAOB standards. All staff, whether located in the US or China, utilized the same audit programs and standards.

Our auditor performed the most significant part of the required audit procedures within China, using personnel from both its US and its China offices.  The final review of the audit papers was completed in the US.

Financial Statements, page F-1
Note 1.  Organization and Nature of Operations, page F-7
i.  Revenue Recognition, F-11

4.	Please expand your policy footnote to describe when you recognize revenues related to insurance agency commissions.

Response to Comment 4

When the Staff has completed its review of our responses to its comments, we will file an amendment to our 2009 Form 10-K.  In Note 2(i) on page F-11 we will eliminate the previous statement of policy and replace it with the following (the change from the original text is noted):

Revenue includes sales of products and services rendered. Products revenue represents the invoiced value of goods sold recognized upon the delivery of goods to customers, net of allowance for estimated returns, when both title and risk of loss transfer to the customer, provided that no significant obligations remain. Deferred revenue represents the undelivered portion of invoiced value of goods sold to customers. Service income, which is commission income from the sale of insurance contracts, is recognized when the customer is bound to the contract after completion of any rescission period offered by the insurance underwriter ~~is recognized when services are provided.  Revenue from service contracts, for which the Company is obligated to perform, is recorded as deferred revenue and subsequently recognized over the term of the contract or when the service is completed.~~ Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method of accounting.  Under the deposit method, all costs are capitalized as incurred, and payments received from the buyer are recorded as customer deposits. Revenue is represented net of value added taxes (“VAT”) for the sales revenue from PRC subsidiaries.

Note 10.  Stockholders’ Equity, page F-19

5.	Please expand the disclosure to explain your accounting treatment of the July 14, 2008 Vantone Manufacturing acquisition.

Response to Comment 5

When the Staff has completed its review of our responses to its comments, we will file an amendment to our 2009 Form 10-K.  In the Notes to Financial Statements we will insert a new Note 11 (and renumber prior Note 11 et seq.), thus:

11.  Acquisitions

a.	Vantone Manufacturing.

Vantone Manufacturing is a foreign owned enterprise that was incorporated under the laws of LiaoNing Province in the PRC on January 9, 2007. Vantone Manufacturing was originally owned by Vantone International Holding Inc. which registered in the State of California.  Ownership of Vantone Manufacturing was transferred to Vantone International Group Inc. on July 14, 2008 by paying Vantone International Holding Inc. $500,000. Vantone International Group Inc. was incorporated under the laws of the State of Nevada USA on December 5, 2007. Since Vantone International Holding Inc and Vantone International Group were entities under common control, Vantone International Group recognized the assets and liabilities of Vantone Manufacturing at their carrying amounts in the accounts of Vantone International Holding Inc. (the transferring entity) at the date of transfer.

b.	Vantone International Group.

The Company acquired ownership of Vantone International Group on May 14, 2009 by a share exchange with the owners of Vantone International Group.  The majority owner of Vantone International Group was also the majority owner of the Company on that date.  Accordingly, since the entities were under common control, the Company recognized the assets and liabilities of Vantone International Group at their carrying amounts immediately prior to the date of transfer.

For accounting purposes, the above transaction was accounted for as a reverse merger. Vantone International Group, Inc. became the surviving entity for accounting purposes, whereas the Company will be recognized as the surviving entity for legal purposes. Accordingly, the financial statements of the Company for the years ended March 31, 2009 and 2008 include the assets, liabilities and results of operations of Vantone International Group.

6.
Please tell us and disclose how you accounted for the Share Exchange transaction that occurred on May 15, 2009.  In your response, describe to us whether Senior Optician Service, Inc. and Vantone International Group, Inc. were under common control.  In addition, describe how the accounting treatment was reflected in the consolidated financial statements presented in the Form 10-K for the year ended March 31, 2009.

Response to Comment 6

The disclosure requested in this comment is set forth in response to Comment 5, under part “b” of the proposed new Note.

Exhibits

7.
Please revise to file or incorporate by reference all of the exhibits required by Item 601 of Regulation S-K.  We note that your exhibits index does not include your Articles of Incorporation or Bylaws.  Also please file the three agreements which govern your relationship with Shenyand Vantone Yuan Trading Co., Ltd.  In this regard the company may be able to incorporate these agreements by reference from its Form 8-K filed May 15, 2009 which appears to contain these exhibits.  Additionally please file the two employment agreements referenced on page 21 of your Form 10-K.

Response to Comment 7

When the Staff has completed its review of our responses to its comments, we will file an amendment to our 2009 Form 10-K.  In Item 15 we will include the following list of exhibits, and we will file with the amendment those which are not incorporated by reference.

(a) Exhibit List

3-a	Articles of Incorporation – filed as an exhibit to the Current Report on Form 8-K filed on September 5, 2007 and incorporated herein by reference.

3-b	By-laws – filed as an exhibit to the Current Report on Form 8-K filed on September 5, 2007 and incorporated herein by reference.

10-a
Entrusted Management Agreement dated April 1, 2007 among Junbao Zhang, Jichun Li, Shenyang Vantone Yuan Trading Co., Ltd.  and Shenyang Vantone Healthcare Products Manufacturing Co., Ltd. - filed as an exhibit to the Current Report on Form 8-K filed on May 15, 2009 and incorporated herein by reference.

10-b
Proxy Agreement dated April 1, 2007 among Shenyang Vantone Healthcare Products Manufacturing Co., Ltd., Shenyang Vantone Yuan Trading Co., Ltd., Junbao Zhang and Jichun Li - filed as an exhibit to the Current Report on Form 8-K filed on May 15, 2009 and incorporated herein by reference.

10-c
Purchase Option and Cooperation Agreement dated April 1, 2007 among Junbao Zhang, Jichun Li, Shenyang Vantone Yuan Trading Co., Ltd.  and Shenyang Vantone Healthcare Products Manufacturing Co., Ltd. - filed as an exhibit to the Current Report on Form 8-K filed on May 15, 2009 and incorporated herein by reference.

10-d	Employment Agreement between Shenyang Vantone Healthcare Products Manufacturing Co., Ltd and Jichun Li.

10-e	Employment Agreement between Shenyang Vantone Healthcare Products Manufacturing Co., Ltd and Yi Tong.

21	Subsidiaries – Vantone International Group, Inc., a Nevada corporation
Shenyang Vantone Healthcare Products Manufacturing Co., Ltd., a PRC corporation

31.1	Rule 13a-14(a) Certification – CEO

31.2	Rule 13a-14(a) Certification - CFO

32	Rule 13a-14(b) Certifications

Exhibits 31.1 and 31.2

8.
Please revise paragraph 4 of the Section 302 certifications provided in your 2009 Form 10-K and 2009 Forms 10-Q to cite the correct Exchange Act Rules when referring to disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)).  Refer to Item 601(b)(31)(i) of Regulation S-K.

Response to Comment 8

When the Staff has completed its review of our responses to its comments, we will file an amendment to our 2009 Form 10-K.  In Exhibits 31.1 and Exhibits 31.2, we will replace the introductory paragraph to Section 4 with the following text:

 4.  The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

Signatures

9.
Please advise us who serves as your Principal Accounting Officer.  If Jichun Li performs this role, please confirm that, in future filings, he will sign this document in that capacity.  If someone else performs this function, please amend to add this signature.  See General Instruction D.

Response to Comment 9

When the 2009 Form 10-K was filed, Jichun Li served as our Principal Accounting Officer.  Mr. Li has subsequently resigned.  In future filings, however, our Principal Accounting Officer will be identified and will sign as such.

Forms 10-Q for the Fiscal Quarter Ended December 31, 2009

Item 4.  Controls and Procedures

10.
We note that you only include a partial definition of disclosure controls and procedures (“DC&P”).  Please be advised that if you choose to define DC&P, you must include the entire definition from Exchange Act Rule 13a-15(e).  Tell us whether you will in future filings remove the partial DC&P definition and include a citation to Exchange Act Rule 13a-15(e), or provide the entire DC&P definition, along with a clear conclusion regarding effectiveness with respect to each component.  Refer to Item 307 of Regulation S-K.

Response to Comment 10.

In future filings we will include in Item 4 the following disclosure (if warranted by management’s assessment of controls and procedures at that time:

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were effective such that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management to allow timely decisions regarding disclosure.

Form 8-K filed May 15, 2009
Financial Statements, page F-1

11.
We note that you presented financial statements for Vantone International Group and for Vantone Manufacturing.  We also note that the balance sheets as of March 31, 2008 presented on pages F-2 (Vantone International) and F-26 (Vantone Manufacturing) are similar yet have some differences, tell us why this is so.  Generally, balance sheets presented as of the same date should be identical.

Response to Comment 11

The balance sheet of Vantone International Group as of March 31, 2008 includes the assets and liabilities of Vantone Manufacturing.  However, certain adjustments were made to the assets and the stockholders equity of Vantone Manufacturing in the process of consolidation.

12.
Tell us how Vantone International Group accounted for the acquisition of Vantone Manufacturing, i.e. purchase business combination or reorganization of commonly controlled entities, and how that acquisition is reflected in the financial statements, i.e. prospectively consolidated from the date of acquisition or retroactively consolidated for all periods presented.  Please revise the notes to the financial statements and financial statements, as necessary.

Response to Comment 12

We have noted in response to Comment 5 the additional disclosure that we will make in the amendment 2009 Form 10-K regarding the acquisition of Vantone Manufacturing by Vantone International Group.  The financial statements were retroactively consolidated for all periods presented.

13.
Tell us how you accounted for the acquisitions of Qunfeng and DiAn and how these entities are presented in the financial statements.  It appears that the transaction “payment for goodwill” as presented in that statement of cash flows on page F-4 relates to these two entities.  Please confirm, and if true, tell us whether this was pre-existing goodwill or whether it arose as a result of the transfer.  Please revise as necessary.

Response to Comment 13

Vantone Yuan purchased Qunfeng and DiAn on September 26, 2008 and October 23, 2008.  The net assets that we received from these two entities were lower than the cash we paid to their previous owners. As a result, we recorded the difference in goodwill when we acquired Qunfeng and DiAn.

ACKNOWLEDGEMENT

The undersigned, as Chief Executive Officer of Vantone International Group, Inc., hereby acknowledges that:

-	Vantone International Group, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	Vantone International Group, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Honggang Yu

Honggang Yu
Chief Executive Officer